Torrey International Strategy Partners, LLC
          Torrey US Strategy Partners, LLC
            505 Park Avenue, 5th Floor
               New York, NY 10022
               (Tel) 212.644.7800
               (Fax) 212.644.8333

                                 OCTOBER 5, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Rule 17g-1 Fidelity Bond Filing:
    Torrey International Strategy Partners, LLC (811-21067);
    and Torrey US Strategy Partners, LLC (811-21066)
    (collectively, the "Funds").

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 under the Investment Company
Act of 1940, as amended, please find the following information with respect to the Funds:

      a. A copy of the executed joint insured fidelity bond with a schedule of individual named insureds for the period from September 1, 2007 through October 1, 2008 is enclosed as EXHIBIT 1 (the "Bond");

      b. A copy of the Board of Managers resolutions dated October 5, 2007, approved by a majority of Managers not considered "interested persons", approving the amount, type, form and coverage of the Bond, and the portion of the premium to be paid by each Fund for the period from September 1, 2007 through October 1, 2008 is enclosed as EXHIBIT 2;

      c. A document showing the amount of the single insured bond that each Fund would have provided and maintained had it not been named jointly as an insured under the Bond for the period from from September 1, 2007 through October 1, 2008 is enclosed as EXHIBIT 3;

      d. A copy of the agreement between the Funds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed as EXHIBIT 4.

      The premium for the Bond has been paid for the period from September 1, 2007 through October 1, 2008.

      Please contact me if you have questions or require additional information.

                                   Very truly yours,

                                   /s/ Richard F. Pitonzo
                                   ----------------------------
                                   Richard F. Pitonzo
                                   Chief Compliance Officer